EXHIBIT 99.1

Yamana Gold Announces Solid Quarter From Cerro Moro & Overall Portfolio, Increases Guidance for Gold and Copper Production While Lowering Guidance for Operating Costs

TORONTO, Oct. 25, 2018 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) is herein reporting its financial and operational results for the third quarter 2018.  Adjusted Earnings(1) excluding certain items (see below), was $23.6 million or $0.02 per share.  Net loss from operations attributable to Yamana equityholders for the three months ended September 30, 2018, was $81.3 million or $0.09 per share basic and diluted.  This includes certain non-cash and other items that may not be reflective of current and ongoing operations reduced the Company’s net income by $104.9 million, or $0.11 per share basic and diluted.  Excluding these items would result in Adjusted Earnings referred to above.

The most notable item is a non-cash accounting carrying value reduction totalling $75.0 million on an after-tax basis ($89.0 million on a gross basis) in respect of the sale of the Gualcamayo mine (refer to the Company’s press release dated October 25, 2018, announcing the sale for additional details).  A summary of these items is included in the table on page 4 of this press release.

Gold equivalent ounce (“GEO”)(2) production from Yamana Mines(3) for the third quarter was 279,464, including 246,788 ounces of gold and 2.55 million ounces of silver.  Total Yamana gold production(4) was 268,842 ounces.   The Company also produced 28.6 million pounds of copper.

The Company is increasing its guidance for production to 920,000 ounces of gold, from the initially guided 900,000 ounces of gold for Yamana Mines based on the strong production through the first nine months of 2018.  Notably, Cerro Moro, which had its first full quarter of commercial production in the third quarter of 2018, provided significant contributions to the overall performance with production run-rates already at the levels needed to meet guidance both for 2018 and 2019 and, also with costs in line with the levels guided for both years.

Full year silver production guidance is 7.55 million ounces compared to original guidance of 8.15 million ounces.  The reduction in silver production guidance is attributable to lower than planned silver production from El Peñón.

With higher-than-plan gold production in the first nine months of 2018, GEO production for 2018 is expected to exceed the initially guided 1.013 million ounces(5) as increased gold production is forecast to more than offset lower-than-expected silver production. When providing guidance the silver to gold ratio was 72:1, which has since increased to a level closer to 80:1, however, the Company expects to meet original GEO guidance despite this change.

Based on Chapada's strong performance to date and forecast improvements into the fourth quarter of the 2018, the Company is increasing full year guidance for copper production to approximately 125 million pounds compared to 120 million pounds initially guided.

Third quarter costs for Yamana Mines included all-in sustaining costs (“AISC”) on a by-product basis (1) of $739 per GEO; cash costs on a by-product basis (1) of $482 per GEO; and total cost of sales of $1,018 per GEO.

Co-product and by-product costs and AISC for 2018 are now expected to be below previously guided ranges.  All cost metrics are benefiting from higher production, operational efficiencies and the impact of the depreciation of local currencies.  Refer to page 6 of this press release for additional information on costs by metal on a co-product and by-product basis.

Cash flows from operating activities for the third quarter were $64.5 million and cash flows from operating activities before net change in working capital (1) were $86.6 million.  Cash flows in the third quarter were affected by lower prices for gold and silver compared to the second quarter of 2018 and the third quarter of 2017, and lower prices for copper compared to the second quarter of 2018.

Third quarter cash flows were net of amortization of deferred revenue, $41.7 million of which were related to deferred revenue recognized attributable to deliveries under the Company’s copper advanced sales program during the quarter.  Deliveries under the Company's copper advanced sales program began during the quarter and will continue until mid-2019.  If not for the timing difference of cash proceeds attributable to this transaction, the Company’s cash flows from operating activities before net change in working capital would have been higher by those amounts during the quarter as follows:

(In millions of US Dollars, unless otherwise noted)	For the three months ended
Illustration of impact due to copper advanced sales program	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018 (2)	March 31, 2019(2)	June 30, 2019(2)	Cumulative impact
Copper pounds to be delivered per contract (millions)			13.2	10.7	8.2	8.2	40.3
Cash flows from operating activities before net change in working capital (1)	$206.4	$157.5	$86.6	n/a	n/a	n/a
Impact due to copper advanced sales program	(125.0)	—	41.7	33.7	25.1	24.9	—
Cash flows from operating activities before net change in working capital, normalized due to copper advanced sales program (1)	$81.4	$157.5	$128.3	n/a	n/a	n/a
  A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A. Adjusted operating cash flows are adjusted for payments not reflective of current period operations and advance payments received pursuant to metal purchase agreements.
  For illustration purposes only; the Company intends to provide information each subsequent period reflecting the impact due to copper advanced sales program over its term.

The balance sheet as at September 30, 2018, includes cash and cash equivalents of $120.7 million, and available credit of $685.0 million, for total liquidity to the Company of $805.7 million.  Net debt(5) as at September 30, 2018, was $1.66 billion.

(All amounts are expressed in United States Dollars unless otherwise indicated.)

  Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements as described at the end of this press release.  Reconciliations for all non-GAAP financial measures are available at http://www.yamana.com/Q32018 and in Section 1 and Section 10 of the Company’s third quarter 2018 Management’s Discussion & Analysis, which has been filed on SEDAR.
  Gold equivalent ounces include gold plus silver at a ratio of 78.0:1.
  Yamana Mines include Chapada, El Peñón, Canadian Malartic, Minera Florida, Jacobina and Cerro Moro.
  Total production includes production from Gualcamayo.
  Includes gold plus silver at a ratio of 72:1 as per guidance provided in press release on February 15, 2018.

Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements as described at the end of this press release.  Reconciliations for all non-GAAP financial measures are available at http://www.yamana.com/Q32018 and in Section 1 and Section 10 of the Company’s third quarter 2018 Management’s Discussion & Analysis, which has been filed on SEDAR.

Summary of Certain Non-Cash and Other Items Included in Net (Loss) Earnings and Adjusted Earnings per Share

(In United States Dollars, per share amounts may not add due to rounding, unaudited)	Three Months Ended Sept. 30
	2018	2017
Net (loss) earnings attributable to Yamana equityholders	(81.3)	45.7
Non-cash unrealized foreign exchange losses	7.4	11.5
Share-based payments/mark-to-market on deferred share units	1.2	3.4
Mark-to-market on derivative contracts	3.3	(3.3)
Mark-to-market losses on investments	2.8	0.3
Revision in estimates and liabilities including contingencies	(1.1)	(3.2)
Impairment of non-operational mineral properties held for sale	89.0	—
Reorganization costs	2.7	1.9
Other provisions, write-downs and adjustments	10.2	(29.5)
Non-cash tax on unrealized foreign exchange losses	78.6	0.5
Income tax effect of adjustments and other one-time tax adjustments	(89.2)	1.8
Total adjustments - increase to earnings attributable to Yamana equityholders	104.9	(16.6)
Adjusted Earnings attributable to Yamana equityholders (i)	23.6	29.1

(Loss) earnings per share attributable to Yamana equityholders	(0.09)	0.05
Total adjustments - increase to earnings per share attributable to Yamana equityholders	0.11	(0.01)
Adjusted earnings per share attributable to Yamana equityholders (i)	0.02	0.04

(i) Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements as described at the end of this press release.  Reconciliations for all non-GAAP financial measures are available at http://www.yamana.com/Q32018 and in Section 1 and Section 10 of the Company’s third quarter 2018 Management’s Discussion & Analysis, which has been filed on SEDAR.

For a full discussion of Yamana’s operational and financial results, please refer to the Company’s third quarter 2018 Management’s Discussion & Analysis and Condensed Consolidated Interim Financial Statements, which have been filed on SEDAR and are also available on the Company’s website.

KEY STATISTICS

Key operating and financial statistics for the third quarter 2018 are outlined in the following tables.

Financial Summary

(In millions of United States Dollars except for shares and per share amounts, and per metal amounts by unit, unaudited)	Three Months Ended Sept. 30
	2018	2017 (Restated)
Revenue	416.8	493.4
Cost of sales excluding depletion, depreciation and amortization	(233.5)	(279.0)
Depletion, depreciation and amortization ("DDA")	(109.4)	(108.0)
Total cost of sales	(342.9)	(387.0)
Mine operating earnings	73.9	106.4
General and administrative expenses	(20.7)	(28.5)
Exploration and evaluation expenses	(2.5)	(4.9)
Net (loss)/earnings	(81.3)	41.5
Net (loss)/earnings attributable to Yamana Gold equityholders	(81.3)	45.7
Net (loss)/earnings per share - basic and diluted(1)	(0.09)	0.05
Cash flows from operating activities	64.5	149.8
Cash flows from operating activities before net change in working capital	86.6	135.8
Revenue per ounce of gold	1,183	1,264
Revenue per ounce of silver	15.16	16.64
Revenue per pound of copper	2.80	2.43
Average realized gold price per ounce	1,213	1,278
Average realized silver price per ounce	15.14	16.66
Average realized copper price per pound	2.93	2.89
  For the three months ended September 30, 2018, the weighted average numbers of shares outstanding, basic and diluted was 949,114 thousand.

Cost Summary

	Three Months Ended Sept. 30
Gold	2018	2017
Total cost of sales per ounce sold - Yamana Mines	$989	$950
Total cost of sales per ounce sold - Total Yamana	$998	$999
Total cost of sales per ounce sold - consolidated	$998	$1,022
Co-product cash costs per ounce produced - Yamana Mines	$618	$608
Co-product cash costs per ounce produced - Total Yamana	$650	$672
All-in sustaining co-product costs per ounce produced - Yamana Mines	$824	$834
All-in sustaining co-product costs per ounce produced - Total Yamana	$849	$874
By-product cash costs per ounce produced - Yamana Mines	$484	$407
All-in sustaining by-product costs per ounce produced - Yamana Mines	$745	$668
Silver	2018	2017
Total cost of sales per ounce sold	$17.15	$14.15
Co-product cash costs per ounce produced	$7.93	$10.53
All-in sustaining co-product costs per ounce produced	$10.16	$13.70
By-product cash costs per ounce produced	$5.96	$8.64
All-in sustaining by-product costs per ounce produced	$8.89	$12.24
Copper	2018	2017
Total cost of sales per copper pound sold	$1.80	$1.63
Co-product cash costs per pound of copper produced	$1.64	$1.35
All-in sustaining costs per pound of copper produced	$2.03	$1.44

Production Summary

	Three Months Ended Sept. 30
Gold Ounces	2018	2017
Chapada	27,080	38,782
El Peñón	35,746	44,466
Canadian Malartic (50%)	88,603	82,097
Jacobina	35,368	34,838
Minera Florida	21,909	23,089
Cerro Moro	38,083	—
Yamana Mines	246,788	223,272
Gualcamayo	22,054	34,183
TOTAL	268,842	257,455

	Three Months Ended Sept. 30
Silver Ounces	2018	2017
El Peñón	892,461	1,088,921
Cerro Moro	1,656,550	—
TOTAL	2,549,011	1,088,921

	Three Months Ended Sept. 30
Copper Pounds	2018	2017
Chapada (millions of pounds)	28.6	37.1
TOTAL (millions of pounds)	28.6	37.1

THIRD QUARTER 2018 CONFERENCE CALL

The Company will host a conference call and webcast on Friday, October 26, 2018, at 9:00 a.m. ET.

Third Quarter 2018 Conference Call Details

Toll Free (North America):	1-866-223-7781
Toronto Local and International:	416-340-2218
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	7856108

The conference call replay will be available from 12:00 p.m. ET on October 26, 2018, until 11:59 p.m. ET on November 9, 2018.

Qualified Persons

Scientific and technical information contained in this press release relating to operations at Chapada, Canadian Malartic and Jacobina has been reviewed and approved by Yohann Bouchard (Senior Vice President, Operations); and relating to operations at El Peñón, Cerro Moro, Minera Florida and Gualcamayo has been  reviewed and approved by Esteban Chacon (Manager, Technical Services). Each of Messrs. Bouchard and Chacon is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s optimization and expansion plans, strategy, other plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the production and exploration, the impact of declaring commercial production, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration or laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NON-GAAP FINANCIAL MEASURES AND ADDITIONAL LINE ITEMS AND SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP financial measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash costs per ounce produced on a co-product and by-product basis, for gold and silver;
  Co-product cash costs per pound of copper produced;
  All-in sustaining costs per ounce produced on a co-product and by-product basis, for gold and silver;
  All-in sustaining co-product costs per pound of copper produced;
  Net debt;
  Average realized price per ounce of gold/silver sold;
  Average realized price per pound of copper sold; and
  Adjusted earnings or loss and Adjusted earnings or loss per share.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable.  Any changes to the measures are duly noted and retrospectively applied as applicable.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities.  The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows.  The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.  Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations.  This data is furnished to provide additional information and is a non-GAAP financial measure.  The terms co-product and by-product cash costs per ounce of gold or silver produced, co-product cash costs per pound of copper produced, co-product and by-product AISC per ounce of gold or silver produced and co-product AISC per pound of copper produced do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

By-Product and Co-Product Cash Costs
Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs.  The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations.  Cash costs are computed on a weighted average basis, net of by-product sales and on a co-product basis as follows:

Cash costs of gold and silver on a by-product basis - shown on a per ounce basis.

  The attributable cost for each metal is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to gold and silver ounces produced, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal production.  These costs are then divided by gold and silver ounces produced.

Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.

  Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.
  The attributable cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.

Cash costs of copper on a co-product basis - shown on a per pound basis.

  Costs attributable to copper production are divided by commercial copper pounds produced.

By-Product and Co-Product AISC
All-in sustaining costs per ounce of gold and silver produced seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on co-product costs or by-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense.  All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments.  Consequently, this measure is not representative of all of the Company's cash expenditures.  In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities.  Similarly, all-in sustaining by-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold and silver production activities but net of by-product revenue credits from sales of copper and zinc.

A reconciliation of total cost of sales of gold, silver and copper sold (cost of sales excluding depreciation, depletion and amortization, plus depreciation, depletion and amortization) per the Consolidated Financial Statements to co-product cash costs of gold produced, co-product cash costs of silver produced, co-product cash costs of copper produced, co-product AISC of gold produced, co-product AISC of silver produced, co-product AISC of copper produced, by-product cash costs of gold produced, by-product cash costs of silver produced, by-product AISC of gold produced and by-product AISC of silver produced is provided in Section 10: of the MD&A for the three and nine months ended September 30, 2018 and comparable periods of 2017 which has been filed on SEDAR.

NET DEBT

The Company uses the financial measure "Net Debt", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.  The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date.  A reconciliation of Net Debt is provided in Section 10: of the MD&A as at September 30, 2018, and December 31, 2017 which has been filed on SEDAR.

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price", "average realized silver price" and "average realized copper price", which are non-GAAP financial measures, to supplement information in its Consolidated Financial Statements.  Average realized price does not have any standardized meaning prescribed under IFRS, and therefore these measures may not be comparable to similar measures employed by other companies.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period.  The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting sales taxes, treatment and refining charges, and other quotational and pricing adjustments.  Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound.  Reconciliations of average realized metal prices to revenue provided in Section 10: of the MD&A for the three and nine months ended September 30, 2018 and comparable periods of 2017, which has been filed on SEDAR.

ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following additional line items and subtotals in the Consolidated Financial Statements as contemplated in IAS 1: Presentation of Financial Statements:

  Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization.  This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.
  Mine operating earnings — represents the amount of revenue in excess of cost of sales.
  Operating earnings — represents the amount of earnings before net finance income/expense and income tax recovery/expense.  This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads.  Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.
  Cash flows from operating activities before income taxes paid and net change in working capital — excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.  Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt.  As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.
  Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.  Working capital can be volatile due to numerous factors, such as the timing of payment and receipt.  As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.
  Cash flows from operating activities before net change in working capital, normalized due to copper advanced sales program —excludes the impact due to the copper advanced sales program payments and deliveries that results in timing differences between the cash payment and delivery.

The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associated with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries.  These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE FROM CONTINUING OPERATIONS

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its Consolidated Annual Financial Statements.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for Net Earnings or Loss or Net Earnings or Loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding non-recurring items, items not related to or having a disproportionate effect on results for a particular periods and/or not directly related to the core mining business such as (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains)/ losses on available-for-sale securities and other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates, (i) reorganization costs, (j) non-recurring provisions, (k) (gains) losses on sale of assets, (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.  Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.   Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future period's results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors.  The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of Net Earnings or Loss and Net Earnings or Loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

Reconciliations of Adjusted Earnings to net earnings is provided in the body of the press release dated October 25, 2018.